UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Lifeward Ltd.
(Exact name of the registrant as specified in its charter)

State of Israel (State or other jurisdiction of incorporation)	001-36612 (Commission file number)

200 Donald Lynch Blvd. Marlborough, MA (Address of principal executive offices)	01752 (Zip Code)

Mike Lawless, Chief Financial Officer, telephone: +508.251.1154
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024

☐   Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____________

Section 1 - Conflict Minerals Disclosures

Item 1.01 – Conflict Minerals Disclosure and Report

Introduction

This Specialized Disclosure Form (“Form SD”) of Lifeward Ltd. (the “Company,” “we,” or “us”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”), for the reporting period from January 1, 2024 to December 31, 2024.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified under the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals” or “3TG”), that originated in the Democratic Republic of the Congo (“DRC”) and certain adjoining countries (collectively with the DRC, the “Covered Countries”), unless the Secretary of State in the future determines that additional derivatives are financing conflict in the Covered Countries.

Per the Rule and the instructions to Form SD, the Company is required to conduct in good faith a reasonable country of origin inquiry regarding the Conflict Minerals that is reasonably designed to determine whether any of the Conflict Minerals originated in any of the Covered Countries, or are from “recycled” or “scrap sources” as defined in Form SD.  Following the country of origin inquiry, the Company must exercise due diligence on the source and chain of custody of such Conflict Minerals if the Company knows or has reason to believe that those Conflict Minerals originated in any of the Covered Countries and knows or has reason to believe that they may not be entirely from recycled or scrap sources.

Conclusion Based on Reasonable Country of Origin Inquiry

In accordance with the Rule, the Company has concluded in good faith that during the year ended December 31, 2024:

•
Certain of the Company’s operations manufactured, or contracted to manufacture, products (the “Covered Products”) for which the Conflict Minerals are necessary to the functionality or production of those products.

•
Based on the Company’s good faith reasonable country of origin inquiry regarding the Conflict Minerals that were used in the Company’s Covered Products in 2024, which was designed to determine whether any of the Conflict Minerals contained in the Company’s Covered Products originated in any of the Covered Countries and whether any of the Conflict Minerals contained in the Covered Products are or may be from entirely recycled or scrap sources, the Company has reason to believe the following: (i) the Conflict Minerals contained in its Covered Products may have originated in one or more of the Covered Countries; and (ii) such Conflict Minerals may not be from entirely recycled or scrap sources.

On the basis of these conclusions, the Company proceeded to exercise due diligence with respect to the source and chain of custody of the Conflict Minerals contained in its Covered Products. The Conflict Minerals Report (the “CMR”) describing the Company’s due diligence efforts is attached as Exhibit 1.01 to this Form SD for the reporting period from January 1, 2024 to December 31, 2024.  In accordance with applicable guidance from the Securities and Exchange Commission, the Company is not required to obtain an independent private sector audit of its CMR for the year ended December 31, 2024.

Conflict Minerals Disclosure

A copy of the Company’s CMR is filed as Exhibit 1.01 hereto and is publicly available on the "Charters & Policies" under the “Corporate Governance” page in the “Investor Relations” section of the Company’s website at https://ir.golifeward.com/corporate-governance/charters-and-policies. Information contained on, or that can be accessed through, the Company’s website does not constitute a part of this Form SD or the attached CMR and is not incorporated by reference herein.

Item 1.02 Exhibit

A copy of the Company’s CMR is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01    Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 – Exhibits

Exhibit 1.01 — Conflict Minerals Report of Lifeward Ltd. for the year ended December 31, 2024, as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Lifeward Ltd.
(Registrant)

/s/ Michael Lawless                                                  May 28, 2025
Name: Michael Lawless                                                 (Date)
Title: Chief Financial Officer